PE 1/2/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 26 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005600

February 26, 2015

Brett A. Pletcher
Gilead Sciences, Inc.
brett.pletcher@gilead.com

Act: 1934
Section:
Rule: 14a-8 (b)(2)
Public
Availability: 2-26-15

Re: Gilead Sciences, Inc.
Incoming letter dated January 2, 2015

Dear Mr. Pletcher:

This is in response to your letter dated January 2, 2015 concerning the shareholder proposal submitted to Gilead by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gilead Sciences, Inc.
Incoming letter dated January 2, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 2, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2015 Annual Meeting
Omission of Shareholder Proposal of
John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Gilead Sciences, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of stockholders (the "2015 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2015 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA
Phone 650 574 3000 *facsimile* 650 578 9264 www.gilead.com

Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. THE PROPOSAL

The text of the resolution contained in the Proposal is copied below:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

II. BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

III. BACKGROUND

The Company received the Proposal, accompanied by a cover letter from the Proponent on October 28, 2014, and received a letter from TD Ameritrade, dated November 7, 2014, verifying Mr. Chevedden's stock ownership as of such date. Copies of the Proposal, cover letter, broker letter and related correspondence are attached hereto as Exhibit A.

IV. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(i)(3) BECAUSE IT IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE MATERIALLY FALSE AND MISLEADING IN VIOLATION OF RULE 14A-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion of shareholder proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff concurred that such proposals were impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (Feb. 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (Feb. 10, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Jan. 10, 2013) (Steiner) (same); *The Boeing Co.* (Jan. 28, 2011, *recon. granted* Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred with the exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to the company. The Staff agreed that, as applied to Abbott, the proposal was vague and indefinite and the term "connection" was so broad that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *Abbott*, it was unclear whether the term "connection" would encompass ownership of Abbott shares, in which case, the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors receive grants of restricted stock units and are also required to hold Abbott shares pursuant to stock ownership guidelines.

More recently, in *Pfizer Inc.* (Dec. 22, 2014), the Staff concurred with the exclusion of a proposal identical to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." The Staff agreed that, as applied to Pfizer, the proposal was vague and indefinite and "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *Pfizer*, it was unclear whether the term "nontrivial . . . financial connection" would include ownership of Pfizer shares, in which case, the proposal would prevent all of Pfizer's non-employee directors from serving as chairman based on the fact that Pfizer's stock ownership guidelines require each non-employee director to own five times his or her cash board retainer.

The Proposal in this instance, as applied to the Company, suffers from the same defect as the proposals in *Pfizer* and *Abbott*. The Proposal attempts to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." However, the Company's non-employee directors are subject to the Company's stock ownership guidelines, which require each non-employee director, subject to certain transition periods, to own five times his or her annual cash retainer (currently $75,000 x 5 = $375,000) of the Company's stock. Consistent with the expectations of shareholders, the intention of the stock ownership guidelines is to *ensure* a nontrivial financial connection between the directors and the Company. In fact, many directors of the Company hold common stock and restricted stock units of the

Company well in excess of the minimum amounts required by the stock ownership guidelines. As a result, it cannot be determined whether under the Proposal (if adopted) all of the Company's non-employee directors would be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have decidedly "nontrivial . . . financial connections" to the Company. Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors, and the Proposal offers no guidance to address or resolve this ambiguity.

In addition, the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, in *Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff permitted the exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations. Here, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as Chairman or, alternatively, could require any Chairman to dispose of the Company's shares and lack any meaningful financial connection to the Company. As a result, any action taken by the Company to implement the Proposal, *e.g.,* prohibiting directors from owning nontrivial amounts of the Company's stock, could be significantly different from the actions envisioned by shareholders.

Accordingly, the Company believes that the Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

VI. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that a Chairman of the Board would retain his or her independent status, as defined under the Proposal, at all times, and the Proposal does not provide a clear and adequate opportunity or mechanism for the Company to cure a violation of the standard requested in the Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or a mechanism to cure a violation of the standard in the proposal. In addition, the Staff has consistently permitted the exclusion of such proposals. *See, e.g., Time Warner Inc.* (Jan. 26, 2010, *recon. denied* Mar. 23, 2010), *Exxon Mobil Corp.* (Jan. 21, 2010, *recon. denied* Mar. 23, 2010); *First Mariner Bancorp* (Jan. 8, 2010, *recon. denied* Mar. 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Proposal requires that an independent director not have any "nontrivial . . . financial connection" to the Company or its CEO other than his or her directorship. Under this standard, any non-employee director of the Company who is in compliance with the Company's stock ownership guidelines would not be considered independent because he or she will own shares of the Company's common stock and/or restricted stock units with a value of at least five times his or her annual cash retainer (currently $75,000 x 5 = $375,000), a "nontrivial . . . financial connection" to the Company. Moreover, because the Company's stock ownership guidelines establish a minimum level of ownership based on dollar value, it is possible that an increase in the price of the Company's common stock may result in all directors owning shares of the Company's common stock and/or restricted stock units well in excess of the minimum stock ownership requirements, making the "financial connection" to the Company that much more "nontrivial" and thereby failing to satisfy the independence standard requested under the Proposal. Similarly, even if the Chairman of the Board were independent under the standard requested in the Proposal (*e.g.,* the Chairman was not yet in compliance with the stock ownership guidelines), it is possible that such director would be deemed not independent once he or she came into compliance and the value of the shares and/or restricted stock units increased, creating an impermissible "nontrivial . . . financial connection" to the Company. Accordingly, the Proposal presents the same defect cited in the foregoing no-action letters in that it is not within the power of the Company or its board to ensure that the Chairman remain independent at all times and that the Proposal fails to provide a clear and adequate opportunity to cure a violation of the standard requested.

We are aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g.*, *The Walt Disney Co.* (Nov. 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, the independence standard and cure mechanism in *Disney* are distinguishable from the independence standard and cure mechanism in the Proposal. In *Disney*, the proposal simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing standard of independence and to determine when departure from the policy would be permitted. In contrast, the independence standard in the Proposal is vague and indefinite, as applied to the Company, particularly as it relates to the meaning of "nontrivial . . . financial connections," such that determining whether or not the Chairman remained independent could depend on circumstances outside of the director's or the Company's control, *e.g.*, fluctuations in the price of the Company's common stock. Moreover, the cure mechanism allows for departure from the Proposal only under "extraordinary circumstances such as the unexpected resignation of the chair." It is entirely unclear whether the situation and potential noncompliance described above would constitute an "extraordinary circumstance" comparable to "the unexpected resignation of the chair." Accordingly, the cure mechanism is unclear and fails to adequately address violations of the independence standard under the Proposal as described above.

Because the Proposal would require the Chairman to retain his or her independent status, as defined under the Proposal, at all times, without providing an adequate opportunity or a mechanism for the Company to cure a violation of the standard requested in the Proposal, the Company believes that the Proposal may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(6).

VII. CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2015 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Brett A. Pletcher
Senior Vice President and General Counsel

Attachment

cc: John Chevedden

EXHIBIT A

Proposal and Cover Letter

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Gregg H. Alton
Corporate Secretary
Gilead Sciences, Inc. (GILD)
333 Lakeside Dr
Foster City CA 94404
PH: 650 574-3000
FX: 650 578-9264 (Def)
FX: (650) 522-5771

Dear Mr. Alton,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 28, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Bret Pletcher <brett.pletcher@gilead.com>
General Counsel
PH: 650-522-1869
FX: 650-522-5853
Marissa Song <Marissa.Song@gilead.com>

[GILD: Rule 14a-8 Proposal, October 28, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is of additional importance for Gilead Sciences because Lead Director John Cogan seems to have less than the best qualifications. GMI Ratings, an independent investment research firm, said Mr. Cogan was negatively flagged due to his involvement with the Monaco Coach Corporation bankruptcy.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported $168 million in 2013 Total Realized Pay for John Martin while shareholders had a 10% potential stock dilution. Unvested equity pay would not lapse upon CEO termination. John Madigan (age 76) chaired our executive pay committee.

Carla Anderson Hills, on our nomination committee at age 80, was negatively flagged by GMI due to the significant losses of shareholder value at Time Warner, Lucent Technologies and American International Group during her tenure as a director. Etienne Davignon (age 81) had 24 years long-tenure which detracts from independence. Not one independent director had expertise in risk management based on GMI's standards. GMI said our company had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

 Ameritrade

GILD
Post-it® Fax Note 7671

Date 11-7-14	# of pages ▶
To Marissa Song	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 650-578-9264	Fax #

11/07/2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc, DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than 85 shares of Cummins (CMI), 100 shares of Ecolab (ECL), 150 shares of Gilead Sciences (GILD), 80 shares of Hospira (HSP), and 180 shares of EBAY (EBAY) since January 2, 2014 in the above referenced account. The shares were transferred from Spinnaker Trust and were posted to the account on January 2, 2014. It was not possible to post them on January 1, 2014 as it was a non-business day and a market holiday. Per Michelle at Spinnaker Trust (207-553-7160), the registration of the account with them was also in the name of John Chevedden.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA (www.finra.org, www.sipc.org, www.nfa.futures.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2013 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

TDA 5380 L 09/13

200 S. 108th Ave.
Omaha, NE 68154

www.tdameritrade.com



SPINNAKER TRUST

January 3, 2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that as of the close of business on December 31, 2013, and upon completion of your account transfer from Spinnaker Trust to TD Ameritrade on January 2, 2014, you owned no fewer than 85 shares of Gilead Sciences, Inc. (GILD) common stock, CUSIP #375558103, and have held them continuously since at least July 1, 2012.

Spinnaker Trust acted as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acted as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares were held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust until the date of your account transfer to TD Ameritrade.

Sincerely,

Karen C. Lowell

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

January 3, 2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Gilead Sciences, Inc. (GILD) (Shareholder Resolution) CUSIP #375558103, Account # *** FISMA & OMB Memorandu **Spinnaker Trust**

Dear Mr. Chevedden,

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 31, 2013, Spinnaker Trust held 25,268 shares of Gilead Sciences, Inc. (GILD) CUSIP # 375558103.

The above account, as December 31, 2013, continuously held at least 85 shares of GILD common stock since at least July 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114